File No. 812-[     ]
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FRANKLIN FTSE RUSSIA ETF,
A SERIES OF FRANKLIN TEMPLETON ETF TRUST

FRANKLIN ADVISORY SERVICES, LLC

Application for an Order
pursuant to Section 22(e)(3) of the Investment Company Act of 1940

Please send all communications to:

J. Stephen Feinour, Jr., Esq.
Bruce G. Leto, Esq.
Stradley Ronon Stevens and Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103-7018
(215) 564-8521; JFeinourJr@stradley.com
(215) 564-8115; BLeto@stradley.com

With a copy to:

Navid J. Tofigh
Franklin Templeton Investments
One Franklin Parkway
San Mateo, CA 94403-1906

Page 1 of 21 sequentially numbered pages (including exhibits)
As filed with the Securities and Exchange Commission on December 23, 2022

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of: FRANKLIN FTSE RUSSIA ETF, A SERIES OF FRANKLIN TEMPLETON ETF TRUST; FRANKLIN ADVISORY SERVICES, LLC One Franklin Parkway San Mateo, CA 94403-1906 File No. 812-[ ]	: : : : : : : : : : : : : : : :	APPLICATION FOR AN ORDER PURSUANT TO SECTION 22(e)(3) OF THE INVESTMENT COMPANY ACT OF 1940

Franklin FTSE Russia ETF (the “Fund”), a series of Franklin Templeton ETF Trust (the “Trust”), and Franklin Advisory Services, LLC (“Advisory Services”), the Fund’s investment manager, hereby submit this application (the “Application”) for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 22(e) of the Investment Company Act of 1940 (the “1940 Act”), to suspend the right of redemption with respect to shares of the Fund and, if necessary, postpone the date of payment of redemption proceeds with respect to redemption orders received but not yet paid. The Trust, on behalf of the Fund, and Advisory Services are referred to herein collectively as the “Applicants.” Applicants request that the suspension and, if necessary, postponement remain in place until the Fund completes the liquidation of its portfolio and distributes all its assets to remaining shareholders, as described in this Application, or the Commission rescinds the order requested herein. Applicants further request that such order be made effective as of December 23, 2022, with the suspension of redemption rights to be effective as of December 23, 2022 and, if necessary, the postponement of payment of redemption proceeds to apply to redemption orders received on or after December 21, 2022 but not yet paid as of December 23, 2022.

Applicants represent the following:

I.  Description of Applicants
The Trust is a Delaware statutory trust. The Trust is registered with the Commission under the 1940 Act as a series open-end, management investment company. The Trust has 48 operational series, each series of shares having a different investment goal and different investment policies. The Fund is one such series.  The Fund began operations in 2018 and is a non-diversified open-end investment company. The Fund is an index-based exchange-traded fund (“ETF”) that operates pursuant to Rule 6c-11 under the 1940 Act, which provides that shares of an ETF can be purchased
Page 2 of 21 sequentially numbered pages (including exhibits)

or redeemed directly from the ETF at net asset value solely by authorized participants (“APs”) and only in aggregations of a specified number of shares.1  Individual shares of an ETF can only be bought and sold in the secondary market through a broker-dealer.

The Fund’s investment goal is to seek to provide investment results that closely correspond, before fees and expenses, to the performance of the FTSE Russia RIC Capped Index, an index composed of Russian equities (the “Underlying Index”).  Under normal market conditions, the Fund invests at least 80% of its assets in the component securities of the Underlying Index and in depositary receipts representing such securities.  The Underlying Index is a free float-adjusted market capitalization weighted index maintained and calculated by FTSE Russell with a capping methodology applied quarterly to issuer weights so that no single issuer of a component exceeds 25% of the Underlying Index weight, and all issuers with weights above 5% do not cumulatively exceed 50% of the Underlying Index’s weight.  The Underlying Index is designed to measure the performance of Russian large- and mid-capitalization stocks.  On March 7, 2022, in light of ongoing issues related to Russia’s invasion of Ukraine, FTSE Russell suspended rebalancings/reconstitutions of the Underlying Index, including application of the capping methodology, as well as other index policies until further notice.  Shares of the Fund are currently listed on NYSE Arca, Inc. (“NYSE Arca”); however, trading in Fund shares has been halted by NYSE Arca since March 4, 2022.

Advisory Services is the investment manager of the Fund. Advisory Services is a Delaware limited liability company that is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940 (the “Advisers Act”). Advisory Services is an indirect, wholly owned subsidiary of Franklin Resources, Inc.  Together, Advisory Services and its affiliates manage, as of October 31, 2022, $1.32 trillion in assets, and have been in the investment management business since 1947.

II.  Relief Requested
Applicants hereby request an order pursuant to Section 22(e) of the 1940 Act to suspend the right of redemption with respect to shares of the Fund and, if necessary, postpone the date of payment of redemption proceeds with respect to redemption orders received but not yet paid.  Applicants request that the order be effective as of December 23, 2022, and, if necessary, the postponement of payment of redemption proceeds apply to redemption orders received on or after December 21, 2022 but not yet paid as of December 23, 2022. Applicants request that the order remain effective until the Fund completes the liquidation of its portfolio and distributes all its assets to remaining shareholders, as described in this Application, or the Commission rescinds the order granted pursuant hereto. Applicants believe that the relief requested is appropriate for the protection of shareholders of the Fund.

Section 22(e)(1) of the 1940 Act provides that a registered investment company may not suspend the right of redemption or postpone the date of payment or satisfaction upon redemption of any redeemable securities in accordance with their terms for more than seven days, except for any

[1]	As described below, new creations of Fund shares have been suspended since March 1, 2022.
Page 3 of 21 sequentially numbered pages (including exhibits)

period during which the New York Stock Exchange (“NYSE”) is closed other than customary weekend and holiday closing, or during trading on which the NYSE is restricted.

Section 22(e)(3) of the 1940 Act provides that redemptions may also be suspended by a registered investment company for such other periods as the Commission may by order permit for the protection of security holders of the registered investment company. As such, except in the limited circumstances permitted by Section 22(e)(1), only the Commission has the authority to permit the Fund to suspend redemptions or to postpone the date of repayment of redemption proceeds more than seven days after a redemption order is received.

III.  Justification for the Relief Requested
The circumstances leading to the request for relief arise from the effect of geopolitical affairs on transactions in the Russian equity markets and on the relevant markets for Russian equity securities generally, and on related clearance and payment systems. All of the Fund’s positions in Russian equity securities have been rendered illiquid and are now fair valued at $0. The determinations that those positions are illiquid and should be valued at $0 are based on a number of factors, including among other things:  the Fund is prevented by Russian law and U.S. economic sanctions from selling the securities and from repatriating the proceeds of any such sale in U.S. dollars; depositary receipts relating to Russian equity securities have been suspended from trading, and depositary receipts relating to Russian equity securities traded at close to zero ($0.00) on their last day of trading; recently adopted legal restrictions under Russian law have required the delisting of certain foreign depositary receipts; Russian equity securities have been removed from securities indices at prices approximating $0; and there is no established market available to U.S. holders to dispose of any Russian equity securities in exchange for proceeds of any kind and that is expected to be the case for an unknown period of time.2 The Franklin Templeton Valuation Committee (the “Valuation Committee”) determined that its conclusions regarding the valuation of the Fund’s Russian equity securities were consistent with the conclusions reached by a substantial number of third-party fund families and investors. The aggregate net asset value of the Fund has fallen from approximately $24 million on December 31, 2021 to $4,671 on December 16, 2022.

Effective March 1, 2022, the Fund temporarily suspended new creations of its shares until further notice due to concerns about the newly imposed restrictions impacting the ability of U.S. investors to transact in securities in the Underlying Index, among other reasons.3 Advisory Services implemented a voluntary waiver of its unitary management fee4 for the Fund effective March 1, 2022.

[2]
For the period of time from Russia’s invasion of Ukraine at the end of February 2022 to present, the Fund’s Russian equity security holdings have consisted entirely of local Russian equity securities (the Fund has not held any depositary receipts).

[3]
See Exchange-Traded Funds, Rel. Nos. 33-10695; IC-33646, 84 FR 57162, 57178 (Oct. 24, 2019) (“[A]n ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.”).

[4]
Under the Fund’s investment management agreement, the Fund operates pursuant to a unitary management fee structure whereby Advisory Services reimburses the Fund for all acquired fund fees and expenses and pays all

Page 4 of 21 sequentially numbered pages (including exhibits)

Prior to market open on March 4, 2022, NYSE Arca halted trading of the Fund’s shares in light of ongoing issues related to Russia’s invasion of Ukraine.5  Since trading is halted, the Fund’s shares no longer have a daily closing price, and a premium/discount to NAV cannot be calculated.  Additionally, as a result of circumstances related to Russia’s invasion of Ukraine, the Fund’s $4,671 in assets represents cash instead of Russian equity securities, which are currently valued at zero, as discussed above. It is anticipated that the Fund’s shares will be delisted by NYSE Arca on a date 15 days after the requested relief is granted (or an earlier date if NYSE Arca determines in its discretion to delist shares of the Fund, which may occur even if the requested relief is not granted).  If shares of the Fund are delisted by NYSE Arca, the Fund will not be able to continue to operate as an ETF pursuant to Rule 6c-11.  Due to the ongoing restrictions relating to Russian securities, the Fund is unable to meet its investment goal or pursue its principal investment strategies.

Since late February 2022, Fund management has kept the Board of Trustees of the Trust (the “Board”) informed of the effect of geopolitical affairs on the valuation and liquidity of the Fund’s portfolio. At a meeting of the Board held on March 3, 2022, Fund management reported to the Board that the Russian equity securities held by the Fund had been determined to be illiquid, as that term is defined in Rule 22e-4 under the 1940 Act, pursuant to the Trust’s liquidity risk management program, and that the Valuation Committee had determined to fair value all of the Russian equity securities held by the Fund at zero ($0.00) in accordance with the Trust’s valuation procedures.

At a special meeting of the Board held on July 20, 2022, the Board, on the recommendation of Fund management and upon its own consideration of various relevant factors, voted to approve the liquidation of the Fund and adopted a Plan of Liquidation and Dissolution (the “Plan of Liquidation”) for the Fund based on a determination that it was no longer possible to operate the Fund consistent with its investment goal and in order to help ensure that all shareholders would share in the value, then or in the future, of the Fund’s portfolio securities.  The Plan of Liquidation, as of the date of this Application, is attached to this Application as Exhibit C.

The Plan of Liquidation provides that if, at any time prior to the termination of the Fund, Advisory Services determines that legal, regulatory, or market developments have occurred so that the Fund may lawfully sell securities now valued at zero in transactions on the principal exchange for such securities and convert the proceeds of any such sale to U.S. dollars which are freely available to of the ordinary operating expenses of the Fund, except for (i) the Fund’s management fee, (ii) payments under the Fund’s Rule 12b-1 plan (if any), (iii) brokerage expenses (including any costs incidental to transactions in portfolio securities or instruments), (iv) taxes, (v) interest (including borrowing costs and dividend expenses on securities sold short and overdraft charges), (vi) litigation expenses (including litigation to which the Trust or the Fund may be a party and indemnification of the Trustees and officers with respect thereto), and (vii) other non-routine or extraordinary expenses.

[5]
See NYSE Trading Halts, https://www.nyse.com/trade-halt-current; Trading of Franklin FTSE Russia ETF (FLRU) Halted, Business Wire (Mar. 4, 2022), https://www.businesswire.com/news/home/20220304005478/en/Trading-of-Franklin-FTSE-Russia-ETF-FLRU-Halted.

Page 5 of 21 sequentially numbered pages (including exhibits)

the Fund and unless Advisory Services determines that temporarily delaying such a sale would be in the best interests of Fund shareholders (including with respect to best execution obligations), Advisory Services will retain a broker, dealer, transition manager, or entity acting in a similar capacity (a “Transition Manager”) to sell those securities as soon as reasonably practicable consistent with seeking best execution for the Fund. The fees and expenses of any such Transition Manager as well as any other transaction costs will be paid solely from the proceeds of any sale of securities effected by it.  All costs of the liquidation will be paid by Advisory Services or its affiliates, except for certain excluded costs described in the Plan of Liquidation (such as the costs of a Transition Manager (if any), any other transaction costs incurred in liquidating the Fund’s portfolio, and costs associated with a liquidating trust (if one were to be utilized)). The Fund may alternatively sell securities now valued at zero in private transactions at a time when the Fund is not able to sell the securities on their principal exchanges if, on the recommendation of Advisory Services, the Board considers that such sales would be appropriate. The Fund will distribute the net proceeds of any sale of such securities after their receipt with the cost of such distributions paid solely from such proceeds, although the Fund may defer distribution to permit the Fund to aggregate the proceeds of multiple sales into a single distribution.  The Fund is required to satisfy certain tax liabilities for its final taxable year and must distribute all of its assets and provide a final report to shareholders, noting the amount of dividends, if any, that qualify to be treated as capital gain dividends, qualified dividend income or other type of income.

The Plan of Liquidation provides that the Fund will be terminated as soon as practicable (i) after all securities held by the Fund are sold and the proceeds of those sales are distributed; (ii) after all securities owned by the Fund at the time cease, by governmental or other action, to represent valid legal interests of the Fund in their issuers; or (iii) if earlier than (i) or (ii), on a date on or after December 31, 2023 determined by the Board upon recommendation of Advisory Services (the “Termination Date”). Any determination to terminate the Fund will be made by the Board, including a majority of the Trustees who are not “interested persons” of the Trust, as such term is defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), upon a recommendation by Advisory Services. In the case of (ii) or (iii), immediately prior to the Termination Date, any remaining Russian equity securities will be written off of the records of the Fund and disposed of in a manner determined by Fund management, subject to the oversight of the Board. Advisory Services and the Board will have substantial flexibility to delay the Termination Date beyond December 31, 2023, if Advisory Services and the Board consider such a delay appropriate.

In approving the Plan of Liquidation, the Board considered a number of factors, including, but not limited to, the fact that Fund management represented that (i) it was no longer possible to manage the Fund in a manner consistent with its investment goal; (ii) a liquidation was expected to have the effect of ensuring that all shareholders receive an equal pro rata share of the Fund’s remaining assets, including any value the Fund’s Russian equity security holdings might attain before the termination of the Fund; and (iii) there was a lack of other viable alternatives to the liquidation based on the circumstances as described more fully herein.  The Board considered that the Fund suspended new creations of its shares effective March 1, 2022 and that NYSE Arca halted trading of the Fund effective March 4, 2022.  The Board also considered the provision of the Plan of Liquidation requiring that, if it should ever become possible to sell Russian equity securities in transactions on the principal exchange for such securities prior to the termination of the Fund, the
Page 6 of 21 sequentially numbered pages (including exhibits)

Fund must sell those securities as soon as reasonably practicable after it becomes possible to do so consistent with best execution (unless Advisory Services determines that temporarily delaying such a sale would be in the best interests of Fund shareholders (including with respect to best execution obligations)).  They also took into account, among other considerations, that the Fund would be in liquidation at that point, and that there could be no assurance that sales of such securities over time or at a later time would necessarily produce a greater return on the securities.  In approving the liquidation, the Board considered the costs associated with the liquidation as well as the tax implications to shareholders.

Notwithstanding the present inability to dispose of Russian securities held by the Fund, Applicants have determined to seek the requested order at this time because Applicants believe that the liquidation of the Fund is in the best interests of the Fund’s shareholders. Without the requested relief, the Fund will be required to satisfy redemption requests from APs, while other investors would be unable to trade the Fund’s shares. Although the Fund has received no redemption orders since the invasion began, it is possible that redemption orders could be received at any time.

In addition, the Fund will not be eligible to rely on Rule 6c-11 once the Fund’s shares are delisted by NYSE Arca. As a consequence, to the extent that the Fund is obligated to satisfy any individual redemption requests received from non-AP shareholders of the Fund, the Fund would be unable to accept or process such redemption requests from an operational perspective because the Fund and its service providers do not have the operational infrastructure to enable the Fund to engage in non-AP primary market transactions. The Fund therefore would not, for its part, initiate delisting of the Fund’s shares with NYSE Arca until after the requested relief is granted.6

The circumstances giving rise to this Application are highly unusual. The Fund currently only holds Russian equity securities that are fair valued at $0 and a de minimis amount of cash ($4,671 as of December 16, 2022), and the Fund’s positions in Russian securities are not currently transferable by the Fund.  If some or all of those Russian securities were at some point before the Termination Date determined to have a non-zero value, it is possible that they would continue to not be transferable at that time. In addition, it is possible that even if Russian securities were able to be sold, local regulations may not permit the proceeds of any such sale(s) to be converted to U.S. dollars which are freely available to the Fund. The Fund’s Russian equity securities will therefore remain in the Fund until they can be sold and converted into U.S. dollars (with the proceeds distributed to the Fund’s shareholders) or are permanently written off, in each case as determined by Advisory Services and approved by the Board. Relief permitting the Fund to suspend redemptions and, if necessary, postpone the date of payment of redemption proceeds with respect to redemption orders received but not yet paid will permit the Fund to liquidate its holdings in the manner described above without the risk that it might be required to meet redemption orders submitted at a time when the Fund would have no or few assets to meet the redemption orders. In addition, suspension of redemptions will ensure that shareholders submitting such redemption orders will participate in the liquidation and will be entitled to share in any liquidating distribution.

[6]
It is not anticipated that NYSE Arca will delist the Fund’s shares before the Fund’s requested relief is granted by the SEC. As noted above, however, NYSE Arca may, in its discretion, determine to delist the Fund’s shares at an earlier date, which would lead to these same consequences.

Page 7 of 21 sequentially numbered pages (including exhibits)

The relief requested herein will permit all shareholders to receive their proportionate share of the Fund’s net assets in the form of cash in an orderly liquidation.

Applicants submit that granting the requested relief would be for the protection of the shareholders of the Fund, as provided in Section 22(e)(3) of the 1940 Act. Applicants assert that, in requesting an order by the Commission, Applicants’ goal is to ensure that all of the Fund’s shareholders will be treated appropriately and fairly in view of the otherwise detrimental effect on the Fund of the illiquidity of the Fund’s investments and the ongoing uncertainty surrounding the Russian equity markets. The requested relief is intended to permit an orderly liquidation of the Fund’s portfolio and ensure that all of the shareholders are protected in the process.

IV.  Conditions
Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

(1)
The Board, including a majority of the Independent Trustees, will adopt or has adopted the Plan of Liquidation for the orderly liquidation of Fund assets and distribution of appropriate payments to Fund shareholders.

(2)
Pending liquidating distributions, the Fund will invest proceeds of cash dispositions of portfolio securities solely in U.S. government securities, money market funds that are registered under the 1940 Act and comply with the requirements of Rule 2a-7 under the 1940 Act, cash equivalents, securities eligible for purchase by a registered money market fund meeting the requirements of Rule 2a-7 under the 1940 Act with legal maturities not in excess of 90 days and, if determined to be necessary to protect the value of a portfolio position in a rights offering or other dilutive transaction, additional securities of the affected issuer.

(3)	The Fund’s assets will be distributed to the Fund’s shareholders solely in accordance with the Plan of Liquidation.
(4)
The Fund and Advisory Services will make and keep true, accurate, and current all appropriate records, including but not limited to those surrounding the events leading to the requested relief, the Plan of Liquidation, the sale of Fund portfolio securities, the distribution of Fund assets, and communications with shareholders (including any complaints from shareholders and responses thereto).

(5)	The Fund and Advisory Services will promptly make available to Commission staff all files, books, records, and personnel, as requested, relating to the Fund.
(6)	The Fund and Advisory Services will provide periodic reporting to Commission staff regarding their activities carried out pursuant to the Plan of Liquidation.
(7)	Advisory Services, its affiliates, and its and their associated persons will not receive any fee for managing the Fund.
Page 8 of 21 sequentially numbered pages (including exhibits)

(8)
The Fund will be in liquidation and will not be engaged and does not propose to engage in any business activities other than those necessary for the protection of its assets, the protection of shareholders, and the winding-up of its affairs, as contemplated by the Plan of Liquidation.

(9)
The Fund and Advisory Services will appropriately convey accurate and timely information to shareholders of the Fund, before or promptly following the effective date of the liquidation, with regard to the status of the Fund and its liquidation (including posting such information on the Fund’s website), and will thereafter from time to time do so to reflect material developments relating to the Fund or its status, including, without limitation, information concerning the dates and amounts of distributions, and press releases and periodic reports, and will maintain a toll-free number to respond to shareholder inquiries.

(10)	The Fund and Advisory Services shall consult with Commission staff prior to making any material amendments to the Plan of Liquidation.
V.  Applicable Precedent
The Commission has granted relief under Section 22(e)(3) to an ETF and a mutual fund in relation to the circumstances concerning Russia described in this Application, as well as in other unusual situations presenting shareholder protection needs.7

VI.  Procedural Matters
Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their address is as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to:

J. Stephen Feinour, Jr., Esq.
Bruce G. Leto, Esq.
Stradley Ronon Stevens and Young, LLP
One Commerce Square
2005 Market Street, Suite 2600
Philadelphia, PA 19103-7018
(215) 564-8521; JFeinourJr@stradley.com
(215) 564-8115; BLeto@stradley.com

[7]
See In re iShares MSCI Russia ETF, a Series of iShares Inc., and BlackRock Fund Advisors, Rel. No. IC-34661 (August 3, 2022) (notice and temporary order); In re Voya Russia Fund, a Series of Voya Mutual Funds, and Voya Investments, LLC, Rel. No. IC-34578 (May 4, 2022) (notice and temporary order); In re Infinity Q Diversified Alpha Fund, a Series of Trust for Advised Portfolios, and Infinity Q Capital Management, LLC, Rel. No. IC-34198 (Feb. 22, 2021) (notice and temporary order); In re Third Avenue Trust and Third Avenue Management LLC, Rel. No. IC-31943 (Dec. 16, 2015) (notice and temporary order); In re The Reserve Fund, Rel. No. IC-28386 (Sept. 22. 2008) (temporary order) and Rel No. IC-28465 (Oct. 24, 2008) (notice).

Page 9 of 21 sequentially numbered pages (including exhibits)

Applicants desire the Commission to issue an order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

The authorizations required by Rule 0-2(c) under the 1940 Act are attached to this Application as Exhibits A-1 and A-2. The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application as Exhibits B-1 and B-2.

VII.  Conclusion
On the basis of the foregoing, Applicants respectfully request that the order sought by this Application be issued pursuant to Section 22(e) of the 1940 Act to suspend the right of redemption and, if necessary, postpone the date of payment or satisfaction upon redemption for more than seven days. Applicants believe that the terms of the requested order are consistent with the standards enumerated in Section 22(e) of the 1940 Act.

Dated: December 23, 2022

FRANKLIN TEMPLETON ETF TRUST,
ON BEHALF OF FRANKLIN FTSE RUSSIA ETF

By:	/s/ Navid J. Tofigh
Name: Navid J. Tofigh
Title: Vice President and Secretary

FRANKLIN ADVISORY SERVICES, LLC

By:	/s/ Patrick O’Connor
Name: Patrick O’Connor
Title: President and Chief Investment Officer

Page 10 of 21 sequentially numbered pages (including exhibits)

Exhibit A-1

FRANKLIN TEMPLETON ETF TRUST

I, Navid J. Tofigh, do hereby certify that I am the Vice President and Secretary of Franklin Templeton ETF Trust (the “Trust”). I further certify that the following resolutions were duly adopted by the Board of Trustees of the Trust and that such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED, that the proper officers of the Trust be, and each of them hereby is, authorized to prepare and file with the Securities and Exchange Commission on behalf of the Franklin FTSE Russia ETF, as such officers deem appropriate, an application for an order, and any amendment thereto, pursuant to Section 22(e) of the Investment Company Act of 1940 to suspend the right of redemption; and be it further

RESOLVED, that the proper officers of the Trust, with advice of counsel, be, and each of them hereby is, authorized and directed to take any and all such further action to execute any and all documents, agreements, and instruments and to take any and all steps deemed by them necessary or desirable to carry out the purpose and intent of the foregoing resolution.

IN WITNESS WHEREOF, I have hereunder subscribed my name to this Certificate as of this 23rd day of December 2022.

By:	/s/ Navid J. Tofigh
Name: Navid J. Tofigh
Title: Vice President and Secretary

Page 11 of 21 sequentially numbered pages (including exhibits)

Exhibit A-2

FRANKLIN ADVISORY SERVICES, LLC

In accordance with Rule 0-2(c) under the 1940 Act, Patrick O’Connor, in the capacity as President and Chief Investment Officer of Franklin Advisory Services, LLC, states that all actions necessary to authorize the execution and filing of this application by Franklin Advisory Services, LLC have been taken, and the person signing and filing this document is authorized to do so on behalf of Franklin Advisory Services, LLC pursuant to the general authority as President and Chief Investment Officer of Franklin Advisory Services, LLC.

By:	/s/ Patrick O’Connor
Name: Patrick O’Connor
Title: President and Chief Investment Officer

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Exhibit B-1

VERIFICATION

The undersigned states that (i) he has duly executed the attached Application, dated December 23, 2022, for and on behalf of Franklin Templeton ETF Trust; (ii) that he is the Vice President and Secretary thereof; and (iii) all action by trustees and other bodies necessary to authorize him to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FRANKLIN TEMPLETON ETF TRUST,
ON BEHALF OF FRANKLIN FTSE RUSSIA ETF

By:	/s/ Navid J. Tofigh
Name: Navid J. Tofigh
Title: Vice President and Secretary

Page 13 of 21 sequentially numbered pages (including exhibits)

Exhibit B-2

VERIFICATION

The undersigned states that (i) he has duly executed the attached Application, dated December 23, 2022, for and on behalf of Franklin Advisory Services, LLC; (ii) that he is the President and Chief Investment Officer thereof; and (iii) all action by directors and other bodies necessary to authorize him to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Patrick O’Connor
Name: Patrick O’Connor
Title: President and Chief Investment Officer

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Exhibit C

FRANKLIN FTSE RUSSIA ETF

PLAN OF LIQUIDATION AND DISSOLUTION

This Plan of Liquidation and Dissolution (the “Plan”) is made by Franklin Templeton ETF Trust (the “Trust”), a Delaware statutory trust, with respect to the Franklin FTSE Russia ETF (the “Fund”), a separate series of shares of beneficial interest, and a segregated portfolio of assets, of the Trust.  The Fund is a series of an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”).  This Plan is intended to accomplish the complete liquidation and dissolution of the Fund in conformity with all applicable provisions of Delaware law, the Investment Company Act, the Internal Revenue Code of 1986, as amended (the “Code”), and the Trust’s Amended and Restated Declaration of Trust, as amended (the “Declaration of Trust”), and By-Laws.  All references in this Plan to action taken by the Fund shall be deemed to refer to action taken by the Trust on behalf of the Fund.

WHEREAS, the Trust’s Board of Trustees (the “Board”), pursuant to Article VIII, Section 1(b) of the Declaration of Trust, has determined, on behalf of the Fund, following a recommendation from Fund management, that it is in the best interests of the Fund and its shareholders to liquidate and dissolve the Fund; and

WHEREAS, Franklin Advisory Services, LLC serves as investment manager to the Fund (such entity, along with any successor investment manager to the Fund, being referred to herein as the Fund’s “Investment Manager”); and

WHEREAS, by resolutions of the Board adopted on July 20, 2022, the Board considered and adopted this Plan as the method of liquidating and dissolving the Fund in accordance with applicable provisions of Delaware law and the Trust’s Declaration of Trust and By-Laws.

NOW, THEREFORE, the liquidation and dissolution of the Fund shall be carried out in the manner hereinafter set forth.

1. Effective Date of Plan. This Plan shall become effective with respect to the Fund on December 23, 2022 (the “Effective Date”). Following the Effective Date, the Fund shall send to each shareholder a notice of the Board’s decision to liquidate and dissolve the Fund.
2. Liquidation. As soon as practicable following the Effective Date, the Fund shall be liquidated (the “Liquidation”). This Plan is intended to constitute a plan of liquidation under Sections 331, 332, and 562 of the Code, as applicable.

3. Cessation of Business. Upon the Effective Date, the Fund shall not engage in any business activities, except for the purposes of winding up its business and affairs and reducing its assets to cash, and shall distribute the Fund’s assets, including any such assets that have been reduced to cash, to its shareholders in accordance with the provisions of this Plan.  The Fund shall attempt to collect any amounts that may be due to it, except that, upon the Termination Date (as defined below), the Fund shall cease filing or pursuing proofs of claim in connection with any class action lawsuits, regulatory or governmental recovery funds, bankruptcy proceedings, or other legal proceedings relating to the Fund’s current or past portfolio holdings.  Further, upon the
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Termination Date, the Board and the appropriate officers of the Fund may elect not to pursue the collection of any speculative or contingent assets as they deem necessary or appropriate.

4. Liquidation of Assets. As soon as it is reasonable and practicable after the Effective Date, all portfolio securities of the Fund not already converted to cash or cash equivalents shall be converted to cash or cash equivalents. If any portion of the assets of the Fund cannot reasonably practicably be converted to cash or cash equivalents during the period prior to the Termination Date, the Fund may, except as provided in Section 7(b) below, (i) pay one or more liquidating distributions by transferring, on behalf of the shareholders as of the close of business on the Effective Date, assets that were not able to be converted to cash or cash equivalents to a trust with a financial institution (a “Liquidating Trust”), and/or (ii) as soon as reasonably practicable following the appearance of a market convert such remaining portfolio securities to cash at a price designed to achieve best execution followed by the payment of one or more liquidating distributions in cash to shareholders as of the close of business on the Effective Date, unless the Investment Manager determines that temporarily delaying such conversion would be in the best interests of Fund shareholders.

5. Liabilities. The Fund shall pay, discharge, or otherwise provide for the payment or discharge of, any and all liabilities and obligations of the Fund. If the Fund is unable to pay, discharge or otherwise provide for any liabilities of the Fund, the Fund shall make reasonable provision for the payment of such liabilities and any contingent liabilities as required by Section 3808 of the Delaware Statutory Trust Act, including, without limitation, retaining cash or cash equivalents in an amount that it estimates is necessary to discharge:  (i) any unpaid liabilities and obligations of the Fund on the Fund’s books as of the Effective Date; and (ii) such contingent liabilities of the Fund as the Trust’s officers may reasonably deem to exist.

6. Distribution to Shareholders; Escheatment.

(a) After giving effect to any dividends declared pursuant to Section 7 below and after making provision for payment of any liabilities pursuant to Section 5 above, the Fund’s assets will be distributed ratably among the Fund’s shareholders of record at the close of business on the Effective Date, in one or more liquidating distributions in the form of cash.  Upon payment of the final liquidating distribution related to any remaining Fund assets before the Fund is terminated, all outstanding shares of the Fund shall be redeemed.

(b) If the Fund is unable to make distributions to all of the Fund’s shareholders because of the inability to locate shareholders to whom distributions in cancellation and redemption of Fund shares are payable, the Trust may create, in the name and on behalf of the Fund, a Liquidating Trust and, subject to applicable abandoned property laws, deposit any remaining assets of the Fund in such trust for the benefit of the shareholders that cannot be located.  The expenses of any such Liquidating Trust shall be charged against the assets therein.

(c) Any remaining property held by the Fund after the Termination Date will remain in custody with an appropriate custodian (including any applicable foreign sub-custodian) until any applicable dormancy period expires and will be escheated to the State of Delaware to the extent permitted by, and in accordance with, applicable law and regulation.

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7. Receipt of Cash or Other Distributions After the Effective Date; Unmarketable Securities.
(a) Subject to Section 7(b) below, following the Effective Date, if the Fund receives any cash or other property that it had not recorded on its books on or before the Effective Date, except as otherwise described below, such cash or other property will be paid or otherwise disbursed as contemplated by the Procedures for Distribution of Proceeds (the “Distribution Procedures”) attached hereto as Exhibit A.
(b) (i) If, at the Effective Date, the Fund holds Unmarketable Securities, the Fund (A) will continue to hold such Unmarketable Securities for the period from the Effective Date through the Termination Date, and (B) will instruct its custodian to continue to maintain a record of the Fund’s ownership of those Unmarketable Securities on its books and records.
(ii) If, at any time prior to the Termination Date, the Investment Manager determines that legal, regulatory, or market developments have occurred so that the Fund may lawfully sell such Unmarketable Securities in transactions on the principal exchange for such securities and convert the proceeds of such sale to U.S. dollars which are freely available to the Fund and unless the Investment Manager determines that temporarily delaying such a sale would be in the best interests of Fund shareholders (including with respect to best execution obligations), the Investment Manager shall retain a broker, dealer, transition manager, or entity acting in a similar capacity (a “Transition Manager”) to sell such Unmarketable Securities as soon as reasonably practicable consistent with seeking best execution for the Fund. The fees and expenses of any such Transition Manager as well as any other transaction costs shall be paid solely from the proceeds of any sale of Unmarketable Securities effected by it. The Fund may alternatively sell any or all Unmarketable Securities in private transactions at a time when the Fund is not able to sell the securities on their principal exchanges if, on the recommendation of the Investment Manager, the Board considers that such sales would be appropriate.
(iii) The Fund shall distribute the net proceeds of any sale of Unmarketable Securities contemplated by clause (ii) above in one or more additional liquidating distributions within 60 days after their receipt, the cost of such distribution to be paid solely from such proceeds; provided, however, that the Investment Manager may, in its discretion, delay any such distribution for up to an additional 90 days (or such longer period as it may determine to be in the best interests of shareholders) if it determines in its discretion that actual or potential legal, regulatory, or market developments are such that additional Unmarketable Securities may be sold during that period, whose proceeds may be combined with those previously received and undistributed.
(iv) The Fund will be terminated as soon as practicable (i) after all securities held by the Fund are sold and the proceeds of those sales are distributed; (ii) after all securities owned by the Fund at the time cease, by governmental or other action, to represent valid legal interests of the Fund in their issuers; or (iii) if earlier than (i) or (ii), on a date on or after December 31, 2023 determined by the Board upon recommendation of the Investment Manager (the “Termination Date”). In the case of (ii) or (iii), immediately prior to the Termination Date, any Unmarketable Securities will be written off of the records of the Fund and disposed of in a manner determined by Fund management, subject to the oversight of the Board; the Fund will make no further distributions in respect of such Unmarketable Securities.
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(v) In the event of any inconsistency between the provisions of this Section 7(b) and any other provision of this Plan, this Section 7(b) shall control in respect of any Unmarketable Securities held by the Fund.
(vi) The term “Unmarketable Securities” shall mean any securities shown on the books of the Fund as held by the Fund at the Effective Date and that cannot be transferred or disposed of by the Fund as of the Effective Date.
8. Satisfaction of Federal Income and Excise Tax Distribution Requirements. The Fund shall, by the Termination Date, if necessary, have declared and paid a dividend or dividends which, together with all previous dividends qualifying for the deduction for dividends paid under Section 561 of the Code, shall have the effect of distributing to the shareholders of the Fund all of the Fund’s investment company taxable income, all of the Fund’s net capital gain, if any (after reduction for any capital loss carry-forward), and all of the Fund’s net tax-exempt income, if any, in each case earned or accrued:  (i) in the taxable year of the Fund that includes the Effective Date; and (ii) in any prior taxable year in respect of which, at the time of declaration and payment of the dividend(s), the Fund is eligible to declare and pay a spillback dividend under section 855(a) of the Code and computed in each case without regard to any deduction for dividends paid, and any additional amounts necessary to avoid any excise tax described in Section 4982 of the Code for such periods.
9. Expenses. The Investment Manager or its affiliate shall bear the expenses incurred in connection with carrying out this Plan with respect to the Fund, including, but not limited to, printing and legal expenses, and the expenses of reports to shareholders, except as otherwise provided by this Plan.  Any transaction costs incurred in liquidating the Fund’s portfolio will be borne by the Fund (from the proceeds of any sale of such securities).
10. Powers of Board of Trustees. The Board and, subject to the direction of the Board, the Trust’s officers shall have authority to do or authorize any or all acts and things as provided for in this Plan and any and all such further acts and things as they may consider necessary or desirable to carry out the purposes of the Plan, including, without limitation, the execution and filing of all certificates, documents, information returns, tax returns, forms, and other papers which may be necessary or appropriate to implement the Plan or which may be required by the provisions of the Investment Company Act or any other applicable laws or the rules of any applicable listing exchanges. The death, resignation, or disability of any Trustee or any officer of the Trust shall not impair the authority of the surviving or remaining Trustees or officers to exercise any of the powers provided for in the Plan.
11. Amendment of Plan. The Board shall have the authority at any time to authorize variations from or amendments to the provisions of the Plan as may be necessary or appropriate to effect the liquidation of the Fund, the distribution of the Fund’s net assets to its shareholders, and the winding up of the affairs of the Fund, including without limitation postponement of the Termination Date, in accordance with the laws of the State of Delaware, the Investment Company Act, the Code and the Declaration of Trust and By-Laws of the Trust, if the Board determines that such action would be advisable and in the best interests of the Fund and its shareholders.
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12. Termination of Plan. This Plan and the transactions contemplated hereby may be terminated and abandoned by resolution of the Board at any time prior to the Effective Date if circumstances should develop that, in the opinion of the Board, in its sole discretion, make proceeding with this Plan inadvisable for the Fund.
13. Filings. As soon as practicable following the earlier of the final distribution of the Fund’s assets to shareholders or the Termination Date, the Trust shall file a notice of liquidation and dissolution of the Fund and any other documents as are necessary to effect the liquidation and dissolution of the Fund in accordance with the requirements of the Trust’s Declaration of Trust, Delaware law, the Code, any applicable securities laws, and any rules and regulations of the U.S. Securities and Exchange Commission, as well as the preparation and filing of any tax returns, including but not limited to the Fund’s final income tax returns, and Forms 966, 1096, and 1099. Upon the last to occur of the foregoing, the Fund shall be deemed terminated.
14. Further Assurances. The Fund shall take such further action, prior to, at, and after the Effective Date, as may be necessary or desirable and proper to consummate the transactions contemplated by this Plan.
15. Governing Law. This Plan shall be governed and construed in accordance with the laws of the State of Delaware and shall be considered part of the governing instrument of the Trust within the meaning of the Delaware Statutory Trust Act.
FRANKLIN TEMPLETON ETF TRUST
on behalf of the Franklin FTSE Russia ETF

By:	/s/ Navid J. Tofigh
Navid J. Tofigh
Vice President and Secretary

FRANKLIN ADVISORY SERVICES, LLC

By:	/s/ Patrick O’Connor
Patrick O’Connor
President and Chief Investment Officer

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EXHIBIT A

Procedures for Distribution of Proceeds

INTRODUCTION

The Franklin FTSE Russia ETF (the “Fund”) currently is in the process of liquidating pursuant to a Plan of Liquidation and Dissolution (the “Plan”). The Plan governs, among other things, the distribution by the Fund of the proceeds of sales of the Fund’s portfolio investments during liquidation. Capitalized terms used in this policy have the same meaning as in the Plan.

These procedures are intended to address the treatment of cash received by or on behalf of the Fund during or after the Fund’s liquidation (“Received Amounts”). The Fund is a series of a Delaware statutory trust and will be subject to the laws of the State of Delaware. Delaware law sets the dormancy periods for different types of property and requires companies like the Investment Manager to report and deliver abandoned or unclaimed property.

DISTRIBUTION
I. Before the Termination Date.  During the period before the Termination Date, if a Received Amount is received in respect of the Fund, such Received Amount will be combined with any proceeds of the Liquidation to be distributed to the Fund’s shareholders and will be distributed by the Fund in liquidating distributions in the manner described in the Plan.

II. After the Termination Date.  From time to time, money is received relating to investments previously held by a Fund after the Termination Date (“After-Received Amount”). For example, a Fund that is eligible to participate in a class action settlement may file the necessary proof of claim forms with the appropriate claims administrator before the Fund’s liquidation, and the class action settlement proceeds may subsequently be received after the Fund has been liquidated.

(1)
If an After-Received Amount is received in respect of the liquidated Fund, an officer of the Trust or his or her designee (an “Authorized Officer”) shall determine an appropriate disposition of such After-Received Amount, in accordance with the following:

a)
The Authorized Officer will cause to be identified the former shareholders of record of the Fund (each, a “Former Shareholder”) on the Termination Date as contemplated by the Plan based on information received from the Fund’s transfer agent (or other agents that maintain the records relating to Former Shareholders) or such other appropriate date as determined by the Authorized Officer.

b)
The Authorized Officer will appoint an agent for the purpose of attempting to make such distribution (the “Agent”). The Agent will calculate the portion of the After-Received Amount distributable to each Former Shareholder based on such Former Shareholder’s share ownership of the Fund on the Termination Date. The Authorized Officer shall prepare a document that includes the name and address of each Former Shareholder, along with the amount of the After-Received Amount

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distributable to such Former Shareholder (the “Distribution List”). If the address of a Former Shareholder is not included in the information received from the Funds’ transfer agent (or other agents that maintain the records relating to Former Shareholders), the Agent shall use reasonable efforts to determine such address.
c)
The Agent shall attempt to distribute the After-Received Amount to each Former Shareholder in the amounts shown on the Distribution List, on a date determined by the Authorized Officer within a reasonable time after the Distribution List is finalized; provided, however, that no distribution shall be made to any Former Shareholder to whom the amount distributable is shown on the Distribution List to be $25 or less (or such other dollar amount identified by the Agent, below which special administration, distribution, or other charges may apply). Where the distributable amount to a Former Shareholder is $25 or less, such Former Shareholder’s After-Received Amount shall be disbursed as contemplated by Clause II(2) below.

d)
Reasonable expenses incurred after the Termination Date may be paid, and shall be deducted, from the After-Received Amount; provided that no such expenses shall be paid to the Fund’s investment manager or any affiliated person of the investment manager unless such payment is specifically approved by a majority of the Trustees of the Trust that are not “interested persons” of the Trust as defined in the Investment Company Act.

(2)
If an After-Received Amount is received in respect of the Fund, except as provided by Clause II(1) above or otherwise considered appropriate by an Authorized Officer or Authorized Officers (including as required by applicable law), such After-Received Amount will remain in custody with an appropriate custodian (including any applicable foreign sub-custodian) until any applicable dormancy period expires and will be escheated to the State of Delaware to the extent permitted by, and in accordance with, applicable law and regulation. The Authorized Officers’ determinations with respect to the distribution of such an After-Received Amount will be reported to the Trust’s Board of Trustees.

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